Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

Dated as of 20 January 2022

(1) INTEGRATED MEDIA TECHNOLOGY LIMITED

AND

(2) WORLD INTEGRATED SUPPLY ECOSYSTEM SDN BHD

_____________________________________________________

SUBSCRIPTION AGREEMENT

relating to shares in the capital of

WORLD INTEGRATED SUPPLY ECOSYSTEM SDN BHD

______________________________________________________

THIS AGREEMENT is dated as of 20 January 2022 and made

BETWEEN:

INTEGRATED MEDIA TECHNOLOGY LIMITED, company incorporated in Australia, whose registered office is at Level 7, 420 King William Street, Adelaide, South Australia 5000 (the "Subscriber"); and

WORLD INTEGRATED SUPPLY ECOSYSTEM SDN BHD, a company incorporated in Malaysia, whose registered office is at No 12-1, 1st Floor, Jalan Kijang, Taman Suntex, 43200 Cheras, Kuala Lumpur, Malaysia (the "Company").

WHEREAS:

(A)	The Company is engaged in the business of the provision of halal certification to qualified businesses/operations, the establishment halal products supply chain, and sale of halal products.
(B)	The Company has, at the date of this Agreement, 5,000,000 Shares have been fully paid, and are issued and to be issued.
(C)	The Subscriber has agreed to subscribe a total of 3,000,000 Shares (60%) on the terms and subject to the conditions set out in this Agreement.
(D)	The Company has agreed to allot, issue and transfer and the Subscriber has agreed to subscribe the Subscription Shares, on the terms and subject to the conditions set out in this Agreement.

IT IS HEREBY AGREED:

1.	DEFINITIONS AND INTERPRETATION
1.1	In this Agreement (including the Recitals above), the following expressions shall, unless the context requires otherwise, have the following meanings:
"Business Day"	any day (excluding a Saturday) on which banks generally open for business in Australia;
"Completion Date"	the date falling not later than 5 (five) days from the date of this Agreement (or such other date as the Parties may agree in writing);
"Party"	a named party to this Agreement and its respective successors and permitted assigns;
"Shares"	means ordinary shares in the capital of the Company;
"Subscription"	the subscription by the Subscriber or its nominee for the Subscription Shares on the terms and subject to the conditions set out in this Agreement;
"Subscription Price"	US$1,000,000 (United States Dollars One Million) for the Subscription Shares representing; and
"Subscription Shares"	3,000,000 Shares in the capital of the Company to be subscribed by the Subscriber or its nominee representing 60% of the Shares in the Company post completion pursuant to Clause 4.1; and
"US$"	means United States Dollars.

1.2	Any reference to a document being "in the agreed form" means in the form of the document or the draft thereof signed for identification on behalf of the Subscriber and the Company with (in the case of a draft) such alterations (if any) as may be agreed between the Subscriber and the Company.
1.3	Save as otherwise expressly stated herein, references to any statute or statutory provision includes a reference to that statute or statutory provision as from time to time amended, extended or re-enacted.
1.4	In this Agreement, references to:
(a)	"Recitals", "Clauses" and "Schedule" are to recitals and clauses of, and schedule to this Agreement;
(b)	the singular includes the plural and vice versa;
(c)	words importing gender or the neuter include both genders and the neuter; and
(d)	persons include bodies corporate or unincorporated.
1.5	Headings are for convenience only and shall not affect the interpretation of this Agreement.
2.	AGREEMENT TO SUBSCRIBE
2.1	The Subscriber agrees to subscribe and the Company agrees to allot and issue to the Subscriber or its nominee the Subscription Shares at the Subscription Price, free from all liens, charges, security interests, encumbrances and adverse claims on the Completion Date on the terms and subject to the conditions set out in this Agreement.
2.2	The Company warrants that the Subscription Shares shall, when issued and allotted on the Completion Date, be credited as fully paid and shall rank pari passu in all respects with the other Shares in issue on the Completion Date including the rights to all dividends and other distributions declared, made or paid at any time on or after the date of allotment.
3.	PAYMENT
3.1	The Subscriber shall pay the Subscription Price of US$1,000,000 (United States Dollars One Million) at Completion Date.
4.	COMPLETION OF THE SUBSCRIPTION
4.1	The completion of the issue and allotment of the Subscription Shares shall take place at the principal place of business of the Company in Malaysia on the Completion Date, at which time:
(a)	The Subscriber shall pay the Subscription Price by bank draft or telegraphic transfer.
(b)	Within five days of receiving the payment of the Subscription Price referred in 4.1(a) above, the Company shall (i) allot and issue or transfer to the Subscriber or its nominee the Subscription Shares and shall promptly thereafter register the Subscriber and/or its nominee as a member or members of the Company and shall cause to be delivered to the Subscriber definitive certificates of title in respect thereof in the name of the Subscriber or as it may direct; and (ii) deliver to the Subscriber certified copies of the resolutions of the board of directors of the Company allotting the Subscription Shares.

5.	WARRANTIES, REPRESENTATIONS AND UNDERTAKINGS
5.1	In consideration of the Subscriber entering into this Agreement and agreeing to perform their obligations hereunder and subject to the terms and conditions of this Agreement, the Company hereby warrants and represents, in relation to the Subscription Shares, to and for the benefit of the Subscriber as follows:-
(a)	the Company is duly incorporated and validly existing under the laws of the place of its incorporation with power to conduct its business in the manner presently conducted and the information contained in the Recitals is true and accurate; and
(b)	all necessary consents and authorisations have been obtained to enable the Company to issue and allot the Subscription Shares, and the Company has power under its constitutional documents to enter into this Agreement and this Agreement is duly authorised and when duly executed shall constitute valid and legally binding and enforceable obligations of the Company.
5.2	The Company represents and warrants to the Subscriber that it has the full authority from the relevant Malaysia government department to certify qualified products and services meeting the Halal operating standard set by the relevant Malaysia government department. Such approval includes granting qualified firms to use Malaysia's approved Halal mark.
5.3	The parties agree that the number of board members in the Company shall be 5 (five) and that the Subscriber shall have the right to appoint 3 directors and the remaining shareholders shall have the right to appoint 2 directors.
5.4	The representations, warranties and undertaking contained in Clause 5.1 to 5.3 shall remain in full force and effect notwithstanding completion of the Subscription.
6.	TIME OF THE ESSENCE

Any date or period mentioned in any Clause may be extended by mutual agreement between the Parties, but, as regards any date or period originally fixed or any date or period so extended as aforesaid, time shall be of the essence.

7.	NOTICES
7.1	All notices delivered hereunder shall be in writing and shall be communicated to the following addresses:

If to the Subscriber, all notices to be sent to the address in the captioned above.

If to the Company, to:

Address	:	No 12-1, 1st Floor, Jalan Kijang, Taman Suntex, 43200 Cheras, Kuala Lumpur, Malaysia
Attention	:	The Board of Directors

7.2	Any such notice shall be served either by hand or by facsimile. Any notice shall be deemed to have been served, if served by hand, when delivered, and if sent by facsimile on receipt of confirmation of transmission. Any notice received on a day which is not a Business Day shall be deemed to be received on the next Business Day.

8.	GENERAL
8.1	This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same document.
8.2	Each party shall be responsible for its own expenses incurred in respect of this agreement.
9.	GOVERNING LAW and JURISDICTION

This Agreement is governed by and shall be construed under the laws of South Australia for the time being in force and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the of South Australia courts in connection herewith.

IN WITNESS WHEREOF this Agreement has been executed on the day and year first before written.

THE SUBSCRIBER

SIGNED by	)
duly authorised for and on behalf of	)
)
INTEGRATED MEDIA TECHNOLOGY LIMITED	)	/s/ Xiaodong Zhang
)

THE COMPANY

SIGNED by	)
duly authorised for and on behalf of	)
)
WORLD INTEGRATED SUPPLY ECOSYSTEM	)	/s/ Dato' Megat Radzman
SDN BHD	)